Filed by Nationwide Financial Services, Inc.
                        Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12785
                        Subject Company: Provident Mutual Life Insurance Company


THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY NATIONWIDE FINANCIAL SERVICES, INC. ON MAY 24, 2002 WHICH CONTAINS INFORMATION REGARDING A BUSINESS COMBINATION TRANSACTION WITH PROVIDENT MUTUAL LIFE INSURANCE COMPANY:

Nationwide Financial, Provident Mutual Executives Participate in Sponsored Demutualization Public Hearing

     KING OF PRUSSIA, Pa., May 24. Executives from Nationwide Financial Services, Inc., (NYSE: NFS) and Provident Mutual Life Insurance Company explained the benefits of Nationwide Financial's sponsored demutualization of Provident Mutual at a public hearing conducted yesterday by the Pennsylvania Insurance Department.

     The hearing represented another step toward obtaining approval from the Department for Provident Mutual to authorize a vote of its eligible members on the sponsored demutualization. An affirmative vote by two-thirds of the eligible members voting will authorize Nationwide Financial's acquisition of the Berwyn, Pa.-based company. Eligible members of Provident Mutual will receive shares of Nationwide Financial common stock, cash or policy credits in the transaction. The approximately $1.53 billion transaction, announced last August, is one of the largest sponsored demutualizations undertaken to date.

     "We believe that Provident is an excellent strategic fit for our companies, and that the merger will assist in achieving our business strategies and goals," said Joseph J. Gasper, president and chief operating officer for Nationwide Financial, in his hearing remarks. "We also believe that the sponsored demutualization is in the best interest of both Provident policyholders and Nationwide Financial shareholders..."

     Robert W. Kloss, chairman, president and chief executive officer for Provident Mutual, reinforced in his remarks that Nationwide emerged as the clear best choice in the Provident Mutual Board's search for a buyer.

     "Provident's proposed sponsored demutualization is an excellent opportunity for the Company and its policyholders," Kloss stated. "It will allow us the resources to continue to grow and compete in the future."

     Both companies now await approval from the Pennsylvania Insurance Department for Provident Mutual to conduct the eligible member meeting and vote, which is one of the last steps required before the transaction can close. The meeting can take place as early as 60 days after the Pennsylvania Insurance Department issues its order approving the sponsored demutualization. Following the order, Provident Mutual will send a Member Information Statement to its eligible members 40 days prior to the meeting to vote on the proposed transaction.


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     Columbus-based Nationwide Financial Services, Inc. is the holding company for the retirement savings and income operations of Nationwide Mutual Insurance Company. Nationwide Financial is a leading provider of annuities, life insurance, retirement plans and other financial services to individuals and institutional clients. The major operating subsidiary of NFS is Nationwide Life Insurance Company, the country's seventh-largest life insurer(1).

     (1) A.M. Best based on 12/31/01 assets

Media Contact:
Bryan Haviland
Public Relations Officer
614-677-7767

Forward Looking Information

The information included herein contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of Nationwide Financial Service, Inc. (the "Company"). These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward looking statements include, among others, the following possibilities: (i) changes in Nationwide Corporation's control of the Company through its beneficial ownership of approximately 97.8 percent of the combined voting power of all the outstanding common stock and approximately 81.3 percent of the economic interest in the Company; (ii) the Company's primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the Company's subsidiaries to pay such dividends; (iii) the potential impact on the Company's reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board; (iv) tax law changes impacting the tax treatment of life insurance and investment products; (v) the repeal of the federal estate tax; (vi) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors; (vii) adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements; (viii) failure to expand distribution channels in order to obtain new customers or failure to retain existing customers; (ix) inability to carry out marketing and sales plans, including, among others, changes to certain products and acceptance of the revised products in the market; (x) changes in interest rates and the stock markets causing a reduction of investment income or asset fees, reduction in the value of the Company's investment portfolio or a reduction in the demand for the Company's products; (xi) general economic and business conditions which are less favorable than expected; (xii) unanticipated changes in industry trends and ratings assigned by nationally recognized statistical rating organizations, and
(xiii) inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts.

The Company may have to file with the Securities and Exchange Commission (the "SEC") a registration statement including a prospectus relating to the shares of class A common stock of the Company to be issued in the proposed transaction. WE URGE INVESTORS TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC SHOULD THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the prospectus (if and when available) and other documents filed by the Company free of charge at the SEC's web site, www.sec.gov or at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., whose address is 20 Broad Street, New York, N.Y. 10005, where certain securities of the Company are listed. You can also obtain information about the Company on its web site, the address of which www.nationwidefinancial.com. You can obtain information about Provident Mutual on its web site, the address of which is www.providentmutual.com. In addition, documents filed by the Company with the SEC can be obtained by contacting the Company at the following address: Nationwide Financial, Investor Relations, One Nationwide Plaza, Columbus, OH 43215.